UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Zymeworks Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

98985W102

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98985W102

1.	Names of Reporting Persons BDC Capital Inc. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,923,074

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,923,074

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,923,074

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.58% (1)

12.	Type of Reporting Person (See Instructions) CO

(1) This percentage is calculated based upon 25,377,246 common shares outstanding as set forth in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 8, 2017.

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Item 1.
	(a)	Name of Issuer Zymeworks Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices Suite 540-1385 West 8th Avenue, Vancouver, BC V6H 3V9

Item 2.
	(a)	Name of Person Filing BDC Capital Inc.
	(b)	Address of Principal Business Office or, if none, Residence 5 Place Ville Marie, Suite 400 Montreal, Québec, Canada H3B 5E7
	(c)	Citizenship Canadian
	(d)	Title of Class of Securities Common stock, no par value per share (the “Common Stock”).
	(e)	CUSIP Number The CUSIP number of the Common Stock is 98985W102.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Not Applicable.
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Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,923,074 shares
(b) Percent of class: 7.58%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,923,074 shares
(ii) Shared power to vote or to direct the vote Not applicable
(iii) Sole power to dispose or to direct the disposition of 1,923,074 shares
(iv) Shared power to dispose or to direct the disposition of Not applicable

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable
Item 8.	Identification and Classification of Members of the Group
Not applicable
Item 9.	Notice of Dissolution of Group
Not applicable
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Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018
Date

/s/ Dion Madsen
Signature
Dion Madsen, Senior Managing Partner, BDC Capital Inc.
Name/Title
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